# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nauticus Robotics, Inc., CIK 0001849820
CUSIP: 63911H306
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, SUITE 450, WEBSTER, Texas (TX), 77598
Date of event which requires filing of this statement: 10/28/2025
Amends the filing with accession number 0001104659-22-102736
Filed by CIK 0001083269
Persons authorized to receive notices and communications: Chelsea Hassell, Chevron House, 11 Church Street, First Floor (North), Hamilton, Bermuda (D0), HM11, 1 441 543-9870; Sandro Thoma, Turmstrasse 30, Steinhausen, Switzerland (V8), CH-6312, 41 41 749-0500

## Reporting persons
- Transocean International Limited (CIK 0001083269): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,150,716; sole dispositive power 0; shared dispositive power 2,150,716; aggregate amount beneficially owned 2,150,716 (15.8% of the class)
  Comment: (1) See Item 3 for additional information regarding the source of funds reported in Row (4).
  (2) The shares of common stock of the Issuer reported as beneficially owned by the Reporting Person were acquired in connection with the Note Conversion (as defined below). The amount reported also includes 6,421 additional shares of the Issuer's common stock issuable to the Reporting Person on or before September 9, 2027, pursuant to certain earnout conditions, as described in the Merger Agreement (the "Earnout Shares").
  (3) The percentage reported in Row (13) is based on 13,603,877 shares of the Issuer's common stock outstanding as of October 30, 2025, as provided by the Issuer, including all Conversion Shares (as defined below) and Earnout Shares in accordance with Rule 13d-3(d)(1)(i).
- Transocean Ltd. (CIK 0001451505): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,150,716; sole dispositive power 0; shared dispositive power 2,150,716; aggregate amount beneficially owned 2,150,716 (15.8% of the class)
  Comment: (1) See Item 3 for additional information regarding the source of funds reported in Row (4).
  (2) The shares of common stock of the Issuer reported as beneficially owned by the Reporting Person consist of the Conversion Shares and Earnout Shares owned by Transocean International Limited.
  (3) The percentage reported in Row (13) is based on 13,603,877 shares of the Issuer's common stock outstanding as of October 30, 2025, as provided by the Issuer, including all Conversion Shares and Earnout Shares in accordance with Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Nauticus Robotics, Inc.
Address of issuer's principal executive offices: 17146 FEATHERCRAFT LANE, SUITE 450, WEBSTER, Texas (TX), 77598
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on September 19, 2022, as previously amended (the "Prior 13D"), with respect to the common stock of Nauticus Robotics, Inc. (the "Issuer"). Unless set forth in this Amendment, all Items are unchanged from the Prior 13D. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Prior 13D.

Item 1 is deleted in its entirety and replaced with the following:

This statement on Schedule 13D (as amended, this "statement") relates to the common stock, par value $0.0001 per share (the "common stock"), of the Issuer. The principal executive office of the Issuer is located at 17146 Feathercraft Lane, Suite 450, Webster, TX 77598.

## Item 2. Identity and Background
Name of person filing:
Item 2 is amended and superseded, as the case may be, as follows:

This Amendment is being filed jointly by Transocean International Limited (formerly known as Transocean Inc.) and Transocean Ltd. as separate persons and not as members of a group.
Residence or business address:
The principal business address of Transocean International Limited is Chevron House, 11 Church Street, First Floor (North), Hamilton, HM11, Bermuda.

The principal business address of Transocean Ltd. is Turmstrasse 30, CH-6312 Steinhausen, Switzerland.
Present principal occupation or employment:
Transocean International Limited is a wholly owned subsidiary of Transocean Ltd.

Transocean Ltd. is a leading international provider of offshore contract drilling services for oil and gas wells.
Criminal convictions in the last five years: None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Transocean International Limited is a Bermuda exempted company limited by shares.

Transocean Ltd. is a Swiss corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is deleted in its entirety and replaced with the following:

The shares of the Issuer's common stock reported herein as being beneficially owned by the Reporting Persons consists of the Earnout Shares and 2,144,295 shares of the Issuer's common stock acquired on October 28, 2025 (the "Conversion Shares") by Transocean International Limited in connection with the exercise of its right to convert $3,000,000 of outstanding principal amount of loans, together with accrued interest (the "Note Conversion"), made pursuant to that certain Senior Secured Term Loan Agreement, dated as of September 18, 2023, by and among the Issuer, the collateral agent and the other lenders party thereto (as amended, the "Convertible Note"). Loans made pursuant to the Convertible Note were convertible into shares of the Issuer's common stock at a conversion price of $1.76 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is deleted in its entirety and replaced with the following:

The information set forth in Item 3 above is incorporated into this Item 4 by reference.

Except as described in this Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Transocean International Limited beneficially owns 2,150,716 shares of the Issuer's common stock, constituting approximately 15.81% of the 13,603,877 shares of the Issuer's common stock outstanding as of October 30, 2025, as provided by the Issuer, including all Conversion Shares and Earnout Shares in accordance with Rule 13d-3(d)(1)(i). Because Transocean Ltd. controls Transocean International Limited, both Transocean Ltd. and Transocean International Limited are deemed to beneficially own the shares of common stock that Transocean International Limited holds directly or has a right to acquire.
Number of shares as to which each person has sole or shared power to vote or dispose: Transocean Ltd. and Transocean International Limited have shared voting and dispositive power over the shares of common stock beneficially owned by Transocean International Limited.
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Persons have not effected any reportable transactions in the shares of the Issuer's common stock within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

## Signatures
- Transocean International Limited: /s/ Daniel Ro-Trock, Daniel Ro-Trock, by Power of Attorney (10/31/2025)
- Transocean Ltd.: /s/ Daniel Ro-Trock, Assistant Corporate Secretary (10/31/2025)